UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                            Pride International, Inc.
                                -----------------
                                (Name of Issuer)

                                  Common Stock
                          -----------------------------
                         (Title of Class of Securities)

                                    74153Q102
                                   ----------
                                 (CUSIP Number)

                                Seadrill Limited
                                P.O. Box HM 1593
                          Par-la-Ville Place, 4th Floor
                              14 Par-la-Ville Road
                             Hamilton HM 08 Bermuda
                                  (441)295-6935

                                 With a copy to:
                               Gary J. Wolfe, Esq.
                               Seward & Kissel LLP
                             One Battery Park Plaza
                            New York, New York 10004
                                 (212) 574-1200
                                 --------------

                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 November 23, 2008
                                 -----------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 74153Q102            SCHEDULE 13D


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 1.  NAME OF REPORTING PERSON                                 Seadrill Limited

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [X]
                                                                       (b) [ ]
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 3.  SEC USE ONLY

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 4.  SOURCE OF FUNDS*                                                       WC

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                              Bermuda

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                         16,500,000
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                    16,500,000

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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   16,500,000

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   9.5%

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14.  TYPE OF REPORTING PERSON                                               CO

------------------------------------------------------------------------------

CUSIP NO. 74153Q102            SCHEDULE 13D


------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                            Hemen Holding Limited

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [X]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                       AF

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                               Cyprus

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                         16,500,000
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                    16,500,000

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   16,500,000

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   9.5%

------------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON                                               CO

------------------------------------------------------------------------------

CUSIP NO. 74153Q102            SCHEDULE 13D


------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                                  John Fredriksen

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [X]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                       OO

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                              Bermuda

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                         16,500,000
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                    16,500,000

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   16,500,000

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   9.5%

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               IN

------------------------------------------------------------------------------

CUSIP NO. 74153Q102            SCHEDULE 13D

Item 1.  Security and Issuer
----------------------------

This Schedule 13D relates to shares of common stock (the "Common Stock") of Pride International, Inc., a Delaware corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 5847 San Felipe, Suite 3300, Houston, Texas 77057.

Item 2.  Identity and Background
--------------------------------

This Schedule 13D is being filed on behalf of:

(i) Seadrill Limited, a Bermuda corporation ("Seadrill"); (ii) Hemen Holding Limited, a Cyprus holding company ("Hemen"); and (iii) John Fredriksen, a Cyprus citizen ("Mr. Fredriksen").

Seadrill, Hemen, and Mr. Fredriksen are collectively referred to as the "Reporting Persons."

Hemen is the principal shareholder of Seadrill. Mr. Fredriksen indirectly controls Hemen and is the Chairman, President and a Director of Seadrill.

(a., b., c. and f.) (i) The address of Seadrill's principal place of business is Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda. The principal business of Seadrill is an international offshore drilling contractor providing services within drilling and well services.

The name, citizenship, residence or business address, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of each executive officer and director of Seadrill is set forth below. Unless otherwise indicated, the present principal occupation of each person is with Seadrill. If no business address is given, the director's or executive officer's business address is Par-La-Ville Place, 4th Floor, 14 Par-La-Ville Road, Hamilton HM 08, Bermuda.


John Fredriksen    Chairman and President  Mr. Fredriksen's principal business address is c/o Frontline Ltd., 4th
                                           Floor, Par-la-Ville Place, 14
                                           Par-la-Ville Road, Hamilton HM 08,
                                           Bermuda. Mr. Fredriksen is also the
                                           Chairman, Chief Executive Officer,
                                           President and Director of Frontline
                                           Ltd., an international shipping
                                           company engaged primarily in
                                           transporting crude oil and oil
                                           products. Mr. Fredriksen is a citizen
                                           of Cyprus.


Tor Olav Troim     Director and            Mr. Troim's principal business
                   Vice President          address is c/o Ship Finance
                                           International Limited, 4th Floor,
                                           Par-la-Ville Place, 14 Par-la-Ville
                                           Road, Hamilton HM 08, Bermuda.  Mr.
                                           Troim also serves as a Director and
                                           the Chief Executive Officer of both
                                           Ship Finance International Limited,
                                           an international shipping company
                                           primarily engaged in the ownership
                                           and operation of vessels and
                                           offshore related assets, and Golden
                                           Ocean Group Ltd., a Bermuda based
                                           drybulk shipping.
                                           Mr. Troim is a citizen of Norway.

Kate Blankenship   Director                Ms. Blankenship's principal business
                                           address is c/o Frontline Ltd., 4th
                                           Floor, Par-la-Ville Place, 14
                                           Par-la-Ville Road, Hamilton HM 08,
                                           Bermuda. Ms. Blankenship also serves
                                           as a Director of Frontline Ltd.,
                                           Golar LNG Ltd., Ship Finance
                                           International Limited, Knightsbridge
                                           Tankers Limited and Golden Ocean
                                           Group Limited. Ms. Blankenship is a
                                           citizen of the United Kingdom.

Jan Tore Stromme   Director                Mr. Stromme's principal business
                                           address is c/o Seadrill Limited, 4th
                                           Floor, Par-la-Ville Place, 14
                                           Par-la-Ville Road, Hamilton HM 08,
                                           Bermuda.  Mr. Stromme is also an oil
                                           broker representing Prime Energy
                                           Fuel Brokers. Mr. Stromme is a
                                           citizen of Norway.

Alf C. Thorkildsen Chief Executive Officer Seadrill Management AS is a
                   President of Seadrill   wholly-owned subsidiary of Seadrill,
                   Management AS           and its principal business is the
                                           commercial management of Seadrill's
                                           subsidiaries, including the
                                           chartering and insurance of its
                                           assets. Mr.Thorkildsen's principal
                                           business address is c/o Seadrill
                                           Management AS, Finnestadveien 27,
                                           Stavanger, Norway. Mr. Thorkildsen is
                                           a citizen of Norway.


Trond Brandsrud    Chief Financial         Seadrill Management AS is a
                   Officer of              wholly-owned subsidiary of Seadrill,
                   Seadrill Management AS  and its principal business is the
                                           commercial management of Seadrill 's
                                           subsidiaries, including the
                                           chartering and insurance of its
                                           assets.  Mr. Brandsrud's principal
                                           business address is c/o Seadrill
                                           Management AS, Finnestadveien 27,
                                           Stavanger, Norway . Mr. Brandsrud is
                                           a citizen of Norway.

(ii) The address of Hemen's principal place of business is c/o Seatankers Management Co. Ltd., P.O. Box 53562, CY3399 Limassol, Cyprus. The principal business of Hemen is acting as an investment holding company. The name, citizenship, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of each director of Hemen is set forth below. Hemen does not have any executive officers.

Dimitris Hannas      Director     Mr. Hannas' principal business address is
                                  Deana Beach Apartments, Block 1, 4th Floor,
                                  Promachon Eleftherias Street,
                                  Ayios Athanasios, CY - 4103 Limassol, Cyprus.
                                  Mr. Hannas is a citizen of Cyprus.

Kyriakos Kazamias    Director     Mr. Kazamias' principal business address is
                                  Deana Beach Apartments, Block 1, 4th Floor,
                                  Promachon Eleftherias Street,
                                  Ayios Athanasios, CY - 4103 Limassol, Cyprus.
                                  Mr. Kazamias is a citizen of Cyprus.

Costas Pallaris      Director     Mr. Pallaris' principal business address is
                                  Deana Beach Apartments, Block 1, 4th Floor,
                                  Promachon Eleftherias Street,
                                  Ayios Athanasios, CY - 4103 Limassol, Cyprus.
                                  Mr. Pallaris is a citizen of Cyprus.

(vi) Mr. Fredriksen is a citizen of Cyprus and his present principal occupation is as Chairman, Chief Executive Officer, President and a Director of Frontline. Mr. Fredriksen's principal business address is c/o Frontline Ltd., 4th Floor, Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda.

(d. and e.) To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2, has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------

The source of funds for the purchases of 200,000 shares of Common Stock of the Issuer held in the account of Seadrill was $6,967,840, representing the working capital of Seadrill.

As described in Item 6 below, on July 11, 2008, Seadrill entered into a forward contract with Nordea Bank Finland plc (the "Seller") whereby Seadrill agreed to purchase 8,070,800 shares of Common Stock from the Seller on January 21, 2009, for a purchase price of $286,941,152.40. On July 14, 2008, Seadrill entered into an additional forward contract whereby Seadrill agreed to purchase 8,229,200 shares of Common Stock from the Seller on January 15, 2009, for a purchase price of $284,554,215.12.

None of the other persons named in response to Item 2 hold any shares of Common Stock in their accounts.

Item 4.  Purpose of Transaction
-------------------------------

The Reporting Persons have acquired their shares of Common Stock for investment. The Reporting Persons evaluate their investment in the shares of Common Stock on continual basis. The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth below, relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to
Schedule 13D.

The Reporting Persons reserve the right to be in contact with members of the Issuer's management, the members of the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to increase shareholder value.

The Reporting Persons reserve the right to effect transactions that would change the number of shares it may be deemed to beneficially own.

The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to the Issuer's management, the Issuer's Board of Directors, the Issuer's shareholders and others.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

(a. and b.) According to the Issuer's most recent quarterly report on Form 10-Q, there were 173,069,798 shares of Common Stock issued and outstanding as of October 28, 2008. The Reporting Persons report beneficial ownership of the following shares of Common Stock:

Seadrill may be deemed to beneficially own 16,500,000 shares of Common Stock, representing approximately 9.5% of the outstanding shares of Common Stock of the Issuer. Seadrill has the sole power to vote 0 shares of Common Stock and the shared power to vote 16,500,000 shares of Common Stock. Seadrill has the sole power to dispose of 0 shares of Common Stock and the shared power to dispose of 16,500,000 shares of Common Stock.

Hemen may be deemed to beneficially own 16,500,000 shares of Common Stock, representing approximately 9.5% of the outstanding shares of Common Stock of the Issuer. Hemen has the sole power to vote 0 shares of Common Stock and the shared power to vote 16,500,000 shares of Common Stock. Hemen has the sole power to dispose of 0 shares of Common Stock and the shared power to dispose of 16,500,000 shares of Common Stock.

Mr. Fredriksen may be deemed to beneficially own 16,500,000 shares of Common Stock, representing approximately 9.5% of the outstanding shares of Common Stock of the Issuer. Mr. Fredriksen has the sole power to vote 0 shares of Common Stock and the shared power to vote 16,500,000 shares of Common Stock. Mr. Fredriksen has the sole power to dispose of 0 shares of Common Stock and the shared power to dispose of 16,500,000 shares of Common Stock.

None of the other persons named in response to Item 2 have the sole power to vote or to direct the vote, the shared power to vote or direct the vote, the sole power to dispose or to direct the disposition of the shares of Common Stock that are the subject of this Statement.

(c.) Not Applicable.

(d.) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Issuer's Common Stock beneficially owned by the Reporting Persons.

(e.) Not applicable.

-----------------------------------------------------------------------------

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On July 11, 2008, Seadrill entered into a forward contract with the Seller whereby Seadrill agreed to purchase 8,070,800 shares of Common Stock from the Seller on January 21, 2009, for a purchase price of $286,941,152.40. On July 14, 2008, Seadrill entered into an additional forward contract whereby Seadrill agreed to purchase 8,229,200 shares of Common Stock from the Seller on January 15, 2009, for a purchase price of $284,554,215.12.

-----------------------------------------------------------------------------


Item 7.  Material to be Filed as Exhibits
-----------------------------------------

Exhibit A - Joint Filing Undertaking.
Exhibit B - Forward Contract dated July 11, 2008.*
Exhibit C - Forward Contract dated July 14, 2008.*

* Incorporated herein by reference to Seadrill's Schedule 13D/A which was filed with the U.S. Securities and Exchange Commission on July 21, 2008.

                                   SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  December 2, 2008


SEADRILL LIMITED

By: /s/ Alf C. Thorkildsen
    ------------------------
Name:   Alf C. Thorkildsen
Title:  Principal Executive Officer


HEMEN HOLDING LIMITED

By: /s/ Dimitris Hannas
    ------------------------
Name:   Dimitris Hannas
Title:  Director


JOHN FREDRIKSEN

By: /s/ John Fredriksen
    -------------------
Name:   John Fredriksen

                                    Exhibit A
                            JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby executes this agreement as an exhibit to this Schedule 13D with respect to the shares of common stock of Pride International, Inc. to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this Schedule 13D jointly on behalf of each such party.

Dated:  December 2, 2008

SEADRILL LIMITED

By: /s/ Alf C. Thorkildsen
    ------------------------
Name:   Alf C. Thorkildsen
Title:  Principal Executive Officer


HEMEN HOLDING LIMITED

By: /s/ Dimitris Hannas
    ------------------------
Name:   Dimitris Hannas
Title:  Director


JOHN FREDRIKSEN

By: /s/ John Fredriksen
    -------------------
Name:   John Fredriksen



SK 25542 0002 936190